1 Ecolab Place ST. PAUL, MN 55102-1390

July 31, 2018

Mr. Ameen Hamady

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Ecolab Inc.
Form 10-K for fiscal year ended December 31, 2017
Filed on February 23, 2018
Form 10-Q for the period ended March 31, 2018
File No. 1-9328

Dear Mr. Hamady:

This letter is written in response to the Staff’s comment letter dated July 18, 2018 on the Form 10-Q of Ecolab Inc. (“the Company”, “we” or “our”) for the period ended March 31, 2018. For ease of reference, the numbered responses correspond to the paragraphs as numbered within the comment letter. We have also included the Staff’s comment along with our response to assist in the review process.

Form 10-Q for the period ended March 31, 2018

14. Revenues, page 22

1.

We note your disclosure that the Company records estimated reserves for anticipated uncollectible accounts at the time of sale. Please tell us how you considered the guidance in ASC 606-10-25-1(e) in determining whether you have a contract with a customer.

Response

We respectfully acknowledge the Staff’s comment on recording estimated reserves for anticipated uncollectible accounts at the time of sale. In was not our intention to indicate that we recognize revenue for sales that are not probable of collection. We record revenues in accordance with the contract terms and to the extent collection is probable in accordance with ASC 606-10-25-1(e). We follow the guidance in recording allowances for uncollectible accounts as disclosed in our Form 10-K which is as follows:

“Accounts receivable are carried at the invoiced amounts, less an allowance for doubtful accounts, and generally do not bear interest. The Company estimates the balance of allowance for doubtful accounts by analyzing accounts receivable balances by age and applying a historical write-off and collection trend rates. The Company’s estimates include separately providing for customer receivables based on specific circumstances and credit conditions, and when it is deemed probable that the balance is uncollectible. Account balances are written off against the allowance when it is determined that the receivable will not be recovered.”

In future filings, beginning with our 2018 quarterly report on Form 10-Q for the quarter ended June 30, 2018, we will revise our paragraph referring to using estimates in recognizing revenue to be as follows:

“Other estimates used in recognizing revenue include allocating variable consideration to customer programs and incentive offerings, including pricing arrangements, promotions and other volume-based incentives at the time the sale is recorded. These estimates are based primarily on historical experience and anticipated performance over the contract period. Based on the certainty in estimating these amounts, they are included in the transaction price of the contracts and the associated remaining performance obligations. The Company recognizes revenue when collection of the consideration expected to be received in exchange for transferring goods or providing services is probable. ~~The Company also records estimated reserves for anticipated uncollectible accounts and for product returns and credits at the time of sale.~~”

2.

We note your disclosure that you recognize revenue for leased equipment over time utilizing an input method as this method aligns most appropriately with when the costs are incurred to provide access to the leased equipment to the customer. Please tell us how you scope these leasing transactions under US GAAP and the basis for the scoping. To the extent you have determined that you are subject to the guidance in ASC 606, please disclose the input method used and how is it applied when recognizing revenue for your leased equipment performance obligations. See ASC 606-10-50-18.

Response

We respectfully acknowledge the Staff’s comment on revenue recognition for leased equipment. Our lease revenue primarily relates to leasing of warewashing equipment and we account for that revenue under the guidance of ASC 840 Leases. The revenue for leased equipment is recognized on a straight-line basis over the length of the lease contract.

We acknowledge that the basis of revenue recognition and the method applied for leased equipment is not specified or clear within the current disclosures and therefore we will revise future filings to clarify lease revenue is recognized in accordance with ASC 840 and disclose the method applied.

In future filings, beginning with our 2018 quarterly report on Form 10-Q for the quarter ended June 30, 2018, we will revise our paragraph referring to revenue recognition for leased equipment to be as follows:

“Revenue for leased equipment is accounted for under Topic 840 Leases and recognized on a straight-line basis over the length of the lease contract.”

***

On behalf of the Company, I thank you for your consideration of our responses. Should the Staff have further questions or comments or need any further information or clarification, please do not hesitate to contact me.

Sincerely,

/s/ Daniel J. Schmechel
Daniel J. Schmechel
Chief Financial Officer